FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
January 26, 2007
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑               Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐               No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐               No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐               No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista’s Semi Annual Report for the period ended December 31, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: January 26, 2007	By:	/S/ PHILIPPE OZANIAN

Name: Philippe Ozanian
Title: Chief Financial Officer

Semi-Annual Report
December 31, 2006

Item 1. Consolidated Financial Statements
INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	For the six months ended December 31,
	2006	2005
	(unaudited)	(unaudited)
Revenues
License revenues	€10,194	€10,538
Service revenues	10,306	8,473

Total revenues	20,500	19,011

Cost of revenues
Cost of licenses	365	349
Cost of services	3,479	3,433

Total cost of revenues	3,844	3,782

Gross profit	16,656	15,229

Operating expenses
Sales and marketing expenses	8,778	8,711
Research and development expenses	3,874	3,690
General and administrative expenses	3,920	3,297

Total operating expenses	16,572	15,698

Operating income (loss)	84	(469)

Other income (expense):
Financial income	512	267
Net foreign currency transaction losses	(70)	(9)

Income (Loss) before income taxes	526	(211)

Income tax expense	(115)	(156)

Net income (loss)	€411	€(367)

Basic net income (loss) per share	€0.02	€(0.02)

Diluted net income (loss) per share	€0.02	€(0.02)

Basic weighted average shares outstanding	17,976,533	17,477,352

Diluted weighted average shares outstanding	19,072,480	17,477,352

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	December 31,	June 30,
	2006	2006
	(unaudited)
ASSETS

Cash and cash equivalents	€6,909	€12,034
Marketable securities	26,635	26,170
Trade receivables, net	11,358	10,914
Prepaid expenses and other current assets	2,132	2,005

Total current assets	47,034	51,123

Fixed assets, net	2,166	2,109
Intangible assets, net	1,303	1,569
Investment in equity securities	1,340	1,340
Deposits and other assets	763	811

Total long-term assets	5,572	5,829

Total assets	€52,606	€56,952

LIABILITIES & STOCKHOLDERS’ EQUITY

Trade payables	€2,676	€2,183
Accrued salaries and commissions	1,798	2,495
Accrued social security and other payroll taxes	1,493	1,469
Deferred revenue	5,710	7,929
Accrued VAT	1,346	1,658
Other current liabilities	147	220

Total current liabilities	13,170	15,954

Total long term liabilities	156	225

Stockholders’ equity
Common stock	10,730	10,545
Capital in excess of par value of stock	90,176	88,784
Accumulated deficit	(51,258)	(51,669)
Accumulated other comprehensive loss	(1,549)	(1,466)
Less common stock in treasury, at cost	(8,819)	(5,421)

Total stockholders’ equity	39,280	40,773

Total liabilities and stockholders’ equity	€52,606	€56,952

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY
(In thousands, except for share data)

							Accumulated
		Number of			Capital in		other
	Number of	treasury	Common	Treasury	excess of par	Accumulated	comprehensive
	ordinary shares	shares	stock	stock	value of stock	deficit	loss	Total
Balance, June 30, 2005	18,524,721	1,151,854	€10,003	€(4,478)	€84,893	€(52,189)	€(1,233)	€36,996

Exercise of stock options	771,595	(19,895)	417	78	1,562	—	—	2,057
Exercise of stock warrants	231,248	—	125	—	479	—	—	604
Purchase of treasury stock	—	467,370	—	(2,597)	—	—	—	(2,597)
Common stock issued from treasury	—	(415,208)	—	1,576	781	—	—	2,357
Stock based compensation charge	—	—	—	—	1,069	—	—	1,069
Components of comprehensive income:
Net income	—	—	—	—	—	520	—	520
Currency translation adjustment	—	—	—	—	—	—	(266)	(266)
Unrealized gain on available for sale securities	—	—	—	—	—	—	33	33

Comprehensive income	—	—	—	—	—	—	—	287

Balance, June 30, 2006	19,527,564	1,184,121	10,545	(5,421)	88,784	(51,669)	(1,466)	40,773

Exercise of stock options	342,225	(2,250)	185	9	779	—	—	973
Purchase of treasury stock	—	845,635	—	(4,133)		—	—	(4,133)
Common stock issued from treasury	—	(185,319)	—	726	293	—	—	1,019
Stock based compensation charge	—		—	—	320	—	—	320
Components of comprehensive income:							—
Net income	—		—	—	—	411	—	411
Currency translation adjustment	—		—	—	—	—	(83)	(83)

Comprehensive income								328

Balance, December 31, 2006 (unaudited)	19,869,789	1,842,187	€10,730	€(8,819)	€90,176	€(51,258)	€(1,549)	€39,280

The accompanying notes are an integral part of the consolidated financial statements.

INFOVISTA
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six months ended December 31,
	2006	2005
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	€411	€(367)
Adjustments to reconcile net income (loss) to net cash (used) by operating activities
Depreciation and amortization	723	586
Loss on disposal of fixed assets	20	33
Stock compensation expense	320	552
Provision for bad debt	(100)	(22)
Purchase of trading securities, net	(466)	(523)

Changes in operating assets and liabilities
Trade receivables	(417)	2,573
Prepaid expenses and other current assets	(132)	385
Deposits and other assets	29	(87)
Trade payable	292	(212)
Accrued expenses	(657)	(738)
Deferred revenues	(2,134)	(1,845)
Accrued VAT taxes and other current liabilities	(383)	(756)
Other long term liabilities	(69)	37

Net cash used by operating activities	(2,563)	(384)

Cash flows from investing activities
Purchase of tangible and intangible assets	(335)	(1,255)

Net cash used by investing activities	(335)	(1,255)

Cash flows from financing activities
Proceeds from exercise of stock options	973	793
Proceeds from exercise of stock warrants	—	513
Purchase of treasury stock	(4,133)	(1,261)
Proceeds from issuance of treasury stock	1,019	1,220

Net cash (used) provided by financing activities	(2,141)	1,265

Net change in cash	(5,039)	(374)
Effects of exchange rate changes	(86)	198

Decrease in cash and cash equivalents	(5,125)	(176)

Cash and cash equivalents at beginning of period	12,034	8,781

Cash and cash equivalents at end of period	€6,909	€8,605

The accompanying notes are an integral part of the consolidated financial statements

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except for share and per share data)
1 — DESCRIPTION OF BUSINESS
InfoVista SA and its subsidiaries (the “Group”) design and develop software, which monitors, analyses, and reports on the performance and quality of service of information technology (“IT”) infrastructure, including networks, servers and applications. In addition, the Group provides service support for the installation, implementation, training and maintenance of its products. The Group products are part of the software market segment known as Service Level Management (“SLM”). The Group markets its products to telecommunication companies, Managed Service Providers (“MSPs”) and large enterprises. The Group maintains its headquarters in Les Ulis (near Paris), France with subsidiaries located in Europe, Americas and Asia.
2 — BASIS OF PRESENTATION
The interim consolidated financial statements of the Group for the six-months periods ending December 31, 2006 are unaudited (except the balance sheet information as of June 30, 2006 which has been derived from audited financial statements) and have been prepared in accordance with accounting principles generally accepted in the United States of America, under the same accounting policies used for the fiscal year 2006 annual financial statements.
The accompanying interim consolidated financial statements include the accounts of InfoVista SA and its subsidiaries. The interim consolidated financial statements, in the opinion of management, reflect all adjustments necessary for a fair statement of the statements of operations for the interim periods ended December 31, 2006 and 2005.
The results of operations for the interim periods are not necessarily indicative of the results of operations expected for the entire fiscal year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended June 30, 2006, which are contained in the Group’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on October 10, 2006.
3 — ESTIMATES AND ASSUMPTIONS
The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and assumptions are used most notably for provisions and accruals, estimated economic useful life of intangible and fixed assets, impairment of long term assets, deferred tax valuation allowance and the calculation of stock based compensation charges. Actual results could differ from these estimates.
4 — RECENT ACCOUNTING PRONOUNCEMENTS
On July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation Number (“FIN”) 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) 109, “Accounting for Income Taxes”. It prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The Group will be required to adopt this interpretation in the first

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
quarter of fiscal year 2008. Management is currently evaluating the requirements of FIN 48 and has not yet determined the impact on the consolidated financial statements.
In September 2006, the Securities Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the diversity in practice in quantifying financial statement misstatements and establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Group’s financial statements and the related disclosures. SAB 108 is effective for fiscal years ending after November 15, 2006. Management currently does not expect that the adoption of SAB 108 will have a material impact on the Group’s consolidated financial statements.
In September 2006, the FASB issued SFAS 158, “Employers’Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS 158 requires the employer to recognize the overfunded or underfunded status of a single-employer defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires an employer to measure the funded status of a plan as of the date of its year-end balance sheet. SFAS 158 is effective for fiscal years ending after December 15, 2006. Management currently does not expect that the adoption of SFAS 158 will have a material impact on the Group’s consolidated financial statements.
In September 2006, the FASB issued SFAS 157, “Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value and expands fair value measurement disclosures. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Group will be required to adopt this interpretation in the first quarter of fiscal year 2009. Management is currently evaluating whether adoption of SFAS 157 will have an impact on the Group’s consolidated financial statements.
5 — SEGMENT INFORMATION
Reportable segments
For management purposes, the Group is currently organized on the following basis: (1) it operates in a single business segment, software sales and related services and (2) its operations focus on three geographical areas, Europe, Americas and Asia-Pacific, where its eight operating entities are located.
The Group’s chief operating decision-maker, as defined in SFAS 131, “Disclosures about Segments of an Enterprise and Related Information,” and its board of directors, reviews the operating results on the basis of the organization as described above.
Geographic areas
The following tables present revenue and operating income (loss) by country (after elimination of intercompany activity), based on country of invoice and long-lived assets by country based on the location of assets:

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
Revenue analysis

	Six months ended December, 31
	2006	2005
Europe
France	€2,208	€2,755
Others	9,076	6,029

Total	11,284	8,784

Asia-Pacific	1,802	2,127

Americas	7,414	8,100

Total sales	€20,500	€19,011

Operating income (loss) analysis

	Six months ended December, 31
	2006	2005
Europe
France	€(1,247)	€(7,390)
Others	(213)	4,294

Total	(1,460)	(3,096)

Asia-Pacific	268	665

Americas	1,276	1,962

Total operating income (loss)	€84	€(469)

The fluctuation of operating income (loss) between the different regions can be primarily attributed to the implementation of a new transfer pricing policy between France and the other regions.
Carrying amount of long-lived assets
Long-lived assets reflect net fixed assets and net intangible assets.

	As of December 31, 2006	As of June 30, 2006
Europe
France	€2,818	€3,004
Others	38	45

Total	2,856	3,049

Asia-Pacific	102	87

Americas	511	542

Total carrying amount of long-lived assets	€3,469	€3,678

INFOVISTA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)
(In thousands, except for share and per share data)
Information about major customers
No customer individually accounted for more than 10% of consolidated net revenues for the six months ended December 31, 2006 and 2005.
6 — INVESTMENT IN EQUITY SECURITIES
As of December 31, 2006 and June 30, 2006, the investment in equity securities of €1,340 thousand corresponds to non-cumulative, redeemable preferred stock in Network Physics, a private U.S.-based corporation that started its business activities in 1999. During the six months ended December 31, 2006, the Group did not believe that it had significant influence over Network Physics. As a result, the Group has continued to account for this investment at cost. As of December 31, 2006 and June, 30, 2006, the Group’s investment in Network Physics represented approximately 4% of their outstanding voting stock. Management regularly reviews the continued progress and financial performance of Network Physics, along with future business plans and other prospective information. Since the Group’s initial investment, Network Physics continues to incur losses and use cash on operating activities. As of December 31, 2006, based on available information, management considers no impairment should be recorded to reduce the carry value of this investment.
7 — SIGNIFICANT SALES AGREEMENT
In December 2006, the Group’s U.S based subsidiary executed a perpetual software license agreement for Microsoft Corporation to license InfoVista software for its internal use. In addition, InfoVista SA, the Group’s parent company, executed a mutual release agreement with Microsoft Corporation whereas the parties acknowledged the co-existence of their respective trademarks. Future software license fees are due and payable, summarized by the Group’s fiscal year, are as follows:

Year ending June 30
2007	USD$	4,000
2008		5,000
2009		6,000

Total	USD$	15,000

The Group has considered the above payment plan to be extended payment terms. Therefore, the Group shall recognize the USD$ 15 million license fees as payments become due and payable. For the six months ended December 31, 2006, the Group recorded € 1,553 thousand of license revenue related to the software license agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
The statements in this semi-annual report that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. These include statements related to the development and commercialization of products, the benefits to be derived from our current and future strategic alliances, and our estimates regarding future revenue, profitability, and capital requirements, all of which are prospective. Such statements are only predictions and reflect our expectations and assumptions as of the date of this report based on currently available operating, financial, and competitive information. The actual events or results may differ materially from those projected in such forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified below and in our other publicly available documents. These forward-looking statements speak only as of the date of this report. We expressly disclaim any intent or obligation to update any of these forward-looking statements after the filing of this semi-annual report to reflect actual results, changes in our expectations, or otherwise.
The following information should be read in conjunction with the consolidated financial statements and the notes thereto included in Item 1 of this semi-annual report. We also urge readers to review and consider our disclosures describing various factors that affect our business in our Annual Report on Form 20-F for the year ended June 30, 2006, including the disclosures under the captions “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors Related to Our Business”, as well as the audited financial statements and notes thereto contained in such report.
Significant events for the six months ended December 31, 2006
Purchase of 700,000 treasury shares
During September 2006, we completed a single transaction to purchase 700,000 treasury shares at a price of € 4.78 per share that amounted to € 3,346 thousand. The purchase was conducted as part of the share repurchase program, approved by the Shareholders’ Meeting of December 9, 2005.
Significant Sales Agreement
In December 2006, the Group’s U.S based subsidiary executed a perpetual USD$15 million software license agreement for Microsoft Corporation to license InfoVista software for its internal use. In addition, InfoVista SA, the Group’s parent company, executed a mutual release agreement with Microsoft Corporation whereas the parties acknowledged the co-existence of their respective trademarks.
InfoVista’s Extended Development Center
In December 2006, the Group executed a subcontract agreement to establish a R&D center for InfoVista with Ness Technologies’ offshore facility in Bangalore, India. The new R&D center, called InfoVista Bangalore Extended Development Center (EDC), will complement existing R&D resources located in Paris, France. Ness Technologies will provide the Group with development, maintenance and testing services. The new extended development center is expected to help our speed time-to-market and to optimize development costs.
Six months ended December 31, 2006 and 2005
Revenues
Total revenues were € 20.5 million for the six months ended December 31, 2006, which represents an increase of € 1.5 million or 7.8% over the corresponding prior period.

License revenues were € 10.2 million and € 10.5 million for the six months ended December 31, 2006 and 2005, respectively. License revenues decreased in the Americas by 29%, which was compensated by a 31% license revenue increase in Europe.
Service revenues, including maintenance, training, and professional services, were € 10.3 million and € 8.5 million for the six months ended December 31, 2006 and 2005, respectively. This increase was primarily due to the rise of maintenance revenues, which resulted from the continued growth in our customer install base, along with a strong rise of professional services revenues across our European and Americas region.
Cost of Revenues
Cost of revenues was € 3.8 million for the six months ended December 31, 2006 and 2005.
Cost of license revenues consists primarily of license fees paid to third party software vendors whose software is embedded in our products and, to a lesser extent, the costs of software packaging, documentation and delivery. Cost of license revenues, as a percentage of license revenues, were 3.6% and 3.3% for the six months ended December 31, 2006 and 2005, respectively. This percentage increase was mainly due to the recently embedded Oracle licenses into the VistaFoundation that was commercialized during the six months ended December 31, 2006.
Cost of service revenues consist primarily of salaries and related benefits, employee travel costs, third party subcontract fees and related facility expenses. Cost of service revenues, as a percentage of service revenues, were 33.7%, and 40.5% for the six months ended December 31, 2006 and 2005, respectively. The percentage decrease was primarily due from less subcontractor costs for customer consulting projects, while significantly increasing professional service revenues. Headcount in customer services as of December 31, 2006 and 2005 was 48 and 46 employees, respectively.
Sales and Marketing Expenses
Sales and marketing expenses primarily consist of salaries, commissions to sales personnel and agents, employee travel costs, advertising, promotional activities and related facility expenses. Sales and marketing expenses were € 8.8 million and € 8.7 million for the six months ended December 31, 2006 and 2005, respectively. This increase can be attributed to € 0.3 million in higher personnel costs and to € 0.1 million in higher discretionary marketing spending. This increase was slightly offset by less € 0.1 million of lower stock compensation charges along with € 0.2 million from the weakening of the US dollar against the Euro. Headcount in sales and marketing as of December 31, 2006 and 2005 was 76 and 71 employees, respectively.
Research and Development Expenses
Research and development expenses primarily consist of personnel costs associated with software product development, technological acquisitions and related facility expenses. Research and development expenses were € 3.9 million and € 3.7 million for the six months ended December 31, 2006 and 2005. Research and development expenses increased from higher salary costs and profit sharing for French based employees. Headcount in research and development as of December 31, 2006 and 2005 was 68 and 67 employees, respectively.
General and Administrative Expenses
General and administrative expenses primarily consist of salaries and related facility costs for financial, administrative and management personnel, professional fees for accounting and legal services, insurance costs and allowances for doubtful accounts. General and administrative expenses were € 3.9 million and € 3.3 million for the six months ended December 31, 2006 and 2005, respectively. The increase was primarily due to € 0.3 million of higher professional fees for recruitment, legal, and our Sarbanes-Oxley 404 readiness project. In addition, personnel costs were higher by € 0.2 million and a bad debt provision for € 0.1 million was incurred during the six months ended December 31, 2006. Headcount in general and administration as of December 31, 2006 and 2005 was 31 and 30, respectively.
Other Income (Expense)
Other income was € 442 thousand and € 258 thousand for the six months ended December 31, 2006 and 2005, respectively. This increase was mainly due to the rise in financial income of € 253 thousand that resulted from the higher level of cash equivalent and marketable security balances along with better investment performance over the equivalent six-month period. We anticipate financial income to remain relatively flat during the remainder of the fiscal year.
Liquidity and Capital Resources
Cash, cash equivalents, and marketable securities totaled € 33.5 million as of December 31, 2006, a decrease of € 4.7 million from June 30, 2006.
Cash and cash equivalents totaled € 6.9 million as of December 31, 2006, a decrease of € 5.1 million from June 30, 2006. Net cash used by operating activities for the six months ended December 31, 2006 was € 2.6 million and net cash used by operating activities for the six months ended December 31, 2005 was € 0.4 million, respectively. This fluctuation is mainly due to less cash collections during the six months ended December 31, 2006 compared to the six months ended December 31, 2005.
Cash used by investing activities totaled € 0.3 million and € 1.3 million for the six months ended December 31, 2006 and 2005, respectively. During the six months ended December 31, 2006 and 2005 investing activities primarily consisted of the purchase of software and computer equipment. The year on year difference is primarily due the licensed technology payment of € 0.7 million that extended the right to commercialize the Objectstore database during the six months ended December 31, 2005.
Cash (used) generated by financing activities totaled € (2.1 million) and € 1.3 million for the six months ended December 31, 2006 and 2005, respectively. During the six months ended December 31, 2006, cash used on financing activities was primarily on the net purchase of treasury stock for € 3.1 million, less the € 1.0 million of cash provided by stock option exercises. During the six months ended December 31, 2005, the majority of the cash generated from financing activities was from stock option and warrant exercises.
Management believes that cash from future operations together with existing cash, cash equivalents, and marketable equitable securities will be sufficient to meet the company’s cash requirements through at least the next 12 months. From time to time, in the ordinary course of business, we evaluate potential acquisitions of businesses, products or technologies.
Period-to-Period variability
Our business has experienced and may continue to experience significant seasonality. Sales of our products are typically adversely affected in the quarter ending September 30, as many clients reduce their business activities during the summer months. In addition, the typical timing of budget and investment spending at our clients for the quarter ending March 31 may lead to an adverse seasonal effect. We believe that these trends are likely to continue to result in significant seasonal fluctuations in our quarterly results.